May 24, 2017

Mr. Karl Hiller

Branch Chief, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Re:	Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-34018

Ladies and Gentlemen:

Set forth below are the responses of Gran Tierra Energy Inc. (“Gran Tierra,” the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2017, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2016, File No. 001-34018, filed with the Commission on March 1, 2017 (the “2016 Form 10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the 2016 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Consolidated Results of Continuing Operations for the Year Ended December 31, 2016, Compared with the Results for the Years Ended December 31, 2015 and 2014, page 55

Funds Flow From Continuing Operations, page 62

1. We note you present the non-GAAP measure identified as Funds Flow From Continuing Operations without presenting the most directly comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and review this guidance when preparing your next filing.

Response:

We have reviewed question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (the “C&DI”), and when preparing our next Form 10-Q for the quarterly period ended June 30, 2017 (the “Second Quarter 2017 Form 10-Q”) we intend to present the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure.

Suite 900, 520 – 3rd Avenue SW Calgary, Alberta, Canada, T2P 0R3 (403) 265-3221 Fax (403) 265-3242 www.grantierra.com

GTE-001

2. We note that you present Funds Flow from Continuing Operations for all periods presented and utilize this measure to analyze your liquidity. Please revise your presentation to comply with Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits exclusion of charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

Response:

We have reviewed our use of the non-GAAP measure “Funds Flow from Continuing Operations” and the use of similar non-GAAP measures by our peers in the oil and gas industry. Based on this review, we have determined that “Funds Flow from Continuing Operations” is a financial measure used by management to analyze the company’s performance compared to other companies in our industry and trends in the company’s performance between periods. Management does not currently use this measure to assess the company’s ability to meet its short term obligations, and therefore, does not believe this is a liquidity measure. Because management uses Funds Flow from Continuing Operations as a performance measure and not a liquidity measure, we believe the most directly comparable GAAP measure is net income or loss from continuing operations. In our Second Quarter 2017 Form 10-Q, we intend clarify the manner in which management uses Funds Flow from Continuing Operations and reconcile the non-GAAP measure Funds Flow from Continuing Operations to net income or loss from continuing operations.

Form 8-K filed May 3, 2017

Exhibit 99.1

3. The presentation in your earnings release pertaining to your 2017 first quarter results, including the bullet points under Key Highlights, results in non-GAAP measures being presented with greater prominence than GAAP measures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and review this guidance when preparing your next earnings release.

Response:

We have reviewed question 102.10 of the C&DI, and when preparing our next earnings release we intend to present the most directly comparable GAAP measure with equal or greater prominence to any non-GAAP measure, including ensuring that the most directly comparable GAAP measure precedes the non-GAAP measure.

Form 8-K filed March 1, 2017

Exhibit 99.1

4. We note that you disclose net asset value of $4.85 per share, based on before tax net present value discounted at 10% of 2P reserves. It appears that all estimates of proved, probable and possible reserves and related future net revenue disclosed in the press release have been prepared in accordance with NI 51-101. Please tell us how you considered providing disclosures of reserves and net asset value based on SEC and FASB standards to supplement those disclosed under NI 51-101, to the extent the measures are materially different.

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Response:

National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators and the Canadian oil and Gas Evaluation Handbook (“COGEH”) requires Canadian-registered oil and gas companies to present certain information with respect to reserves and related net present value, including the net present value discounted at 10% of 2P reserves calculated in accordance with NI 51-101 and COGEH. Companies in our Canadian peer group generally disclose net asset value (“NAV”) calculated in accordance with NI 51-101 and COGEH in their annual earnings releases, and we believe that future net revenue calculated in accordance with NI 51-101 and COGEH is useful information about the NAV of our oil and gas properties and provides investors with a useful tool for comparing against others in our industry.

We disclosed the standardized measure of our proved reserves based on SEC and FASB standards as at December 31, 2016, in our Annual Report on Form 10-K filed with the SEC on March 1, 2017. However, the standardized measure of our proved reserves does not value probable reserves, and would not be comparable to the net present value discounted at 10% of 2P reserves calculated in accordance with NI 51-101 and COGEH. As a result of this incomparability, management believed it would not be useful to include reserve and net asset value calculations based on SEC and FASB standards in this press release.

* * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

cc:	Gary Guidry, Gran Tierra Energy Inc.
David E. Hardy, Gran Tierra Energy Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.
James M. Prince, Vinson & Elkins L.L.P.
Scott D. Rubinsky, Vinson & Elkins L.L.P.

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